Filed by California Dividend Advantage Municipal Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen California Dividend Advantage Municipal Fund 2

Commission File No. 811-10197

Nuveen California Dividend Advantage Municipal Fund 3

Commission File No. 811-10347

Nuveen California Dividend Advantage Municipal Fund

Nuveen California Dividend Advantage Municipal Fund 2	Nuveen California Dividend Advantage Municipal Fund 3

Shareholder Meeting – September 12, 2016

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on important proposals regarding your fund(s). Unless sufficient shareholders vote by September 12, 2016, the date for your fund’s Shareholder Meeting, your fund will not be able to implement these proposals and may incur additional proxy solicitation costs. The Shareholder Meeting will be held on Septmeber 12, 2016 at 2:00 p.m., Central Time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL 60606.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” THE PROPOSALS.

Please vote now to help your fund avoid adjournments.

ALL PROPOSALS HAVE THE SUPPORT OF AN INDEPENDENT,

NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposal(s) were reviewed by and received the support of Institutional Shareholder Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” the proposals contained in each Joint Proxy Statement/Prospectus.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND(S).

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus for your fund at

http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/.

The boards of directors/trustees of Nuveen’s municipal closed-end funds, including the Board of each Fund, have approved a series of combinations of single-state municipal closed-end funds, including the Reorganization of each Target Fund into the Acquiring Fund. Each Fund’s Board considered the Reorganization(s) as part of a broad initiative to rationalize the product offerings of Nuveen funds and eliminate overlapping products. The Acquiring Fund and the Target Funds have the same investment objectives and substantially similar investment policies, risks and portfolio compositions and are managed by the same portfolio manager. For the reasons set forth below, each Fund’s Board has determined that its respective Reorganization(s) would be in the best interests of its Fund and has approved its Fund’s Reorganization(s).

1.	VOTE ONLINE - Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on-screen instructions.

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2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

If you have any questions regarding the proposal(s), or need assistance with voting, you may call the proxy soliciting agent at 1-888-456-7566 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m., ET and on Saturday from 12:00 p.m. to 6:00 p.m., ET.

Thank you for your prompt attention to this matter.